FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

CUSIP # 002920601

NYSE CODE: SXA

Confirmation of Redemption to Holders of

$400,000,000 7.25% Perpetual Callable Subordinated Notes

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its $400,000,000 7.25% Perpetual Callable Subordinated Notes that on October 16, 2006 it will redeem all of its outstanding $400,000,000 7.25% Perpetual Callable Subordinated Notes at a redemption price equal to 100% of the principal amount thereof (in denominations of $25), together with accrued interest payable on October 16, 2006 in the normal manner in the amount of $0.307118 per $25 of principal amount of 7.25% Perpetual Callable Subordinated Notes.

Dated: September 12, 2006

Contacts

Jo Wainwright (AFM Legal)

001 44 20 7756 4723

Jon Burgess (Head of Investor Relations)

001 44 20 7756 4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 12 September 2006	By /s/ Katy Bond
Katy Bond Abbey Secretariat